ACT Investment Company Act
SECTION 7, 3(c)(5)(A)
RULE
PUBLIC AVAILABILITY August 13, 2010

August 13, 2010

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 20107221321
Royalty Pharma

Your letter dated August 13, 2010 requests our assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission" or the "SEC") against Royalty Pharma ("Royalty Pharma" or the "Company")[1] under Section 7 of the Investment Company Act of 1940, as amended (the "1940 Act" or the "Act"), if the Company operates in the manner described below without registering with the Commission as an investment company under the 1940 Act.

I. Background

You state the following:

The Company is primarily engaged in the business of purchasing royalty interests obligating others to pay royalties to the Company representing part of the sales price of specific biopharmaceutical products.[2] The Company does not hold itself out as, and is not perceived by investors or the marketplace to be, engaged in the business of investing, reinvesting, or trading in securities.

A "royalty interest" is the right to collect a stream of royalty payments ("royalty receivables"). Royalty interests generally are created pursuant to a license agreement between a licensor and a licensee providing for the ongoing use by the licensee of an asset, such as, in the case here, patented intellectual property. Royalty Pharma purchases

[1] You state that the Company currently operates through a parent-subsidiary structure whereby Royalty Pharma, an Irish unit trust, owns cash (held in bank deposit accounts) and 100% of the interests in Royalty Pharma Finance Trust, a Delaware statutory trust (the "Subsidiary"). The business activities described in your letter are carried out through the Subsidiary.

[2] You contend that royalty interests (as described below) held by the Company merely represent contractual rights and do not have characteristics commonly associated with "securities." Nevertheless, because you believe that Royalty Pharma falls within the exception from the definition of "investment company" provided by Section 3(c)(5)(A) of the 1940 Act, you are not asking for and do not seek a response from the Staff regarding the "investment company" status of Royalty Pharma under Section 3(a)(1) of the Act or the "security" status of Royalty Pharma's assets under Section 2(a)(36) or Section 3(a) of the Act. Our response therefore does not address these issues.

from intellectual property licensors the royalty interests that licensors own pursuant to their license agreements. Following a transfer of royalty interests to Royalty Pharma, licensees generally become obligated to make their royalty payments to Royalty Pharma rather than to the original licensor.

Royalty Pharma generally purchases royalty interests through one of the following three contracting methods:

(1) entering into a contract with a patent owner/licensor to purchase a patent or patents and the licensor's interests in the exclusive license agreement connected to those patents ("Patent and Exclusive License Purchase Agreement");

(2) entering into a contract with a licensor to purchase the licensor's interests in an exclusive license agreement connected to patents without purchasing the underlying patents ("Exclusive License Purchase Agreement"); or

(3) entering into a contract with a licensor to purchase royalties owed by the licensee under an exclusive license agreement without actually purchasing interests in the license agreement or any underlying patents ("Royalty Payment Conveyance Agreement").

Generally, Royalty Pharma's purchase of a licensor's interests in an exclusive license agreement (whether with or without the patent) by means of a Patent and Exclusive License Purchase Agreement or Exclusive License Purchase Agreement requires an assignment by the licensor of its economic rights under the license agreement, or of the license agreement itself, to Royalty Pharma. Upon such a transfer (whether with or without the patent), the licensee becomes obligated to remit royalties to Royalty Pharma, either directly or, less commonly, indirectly through the original licensor. When Royalty Pharma instead purchases royalty interests by entering into a Royalty Payment Conveyance Agreement, the licensee remains obligated to remit royalties due under the license agreement and may remit them directly to Royalty Pharma or may continue to remit them to the licensor, which in turn is obligated to remit all or a portion of such royalties to Royalty Pharma.

Royalty receivables are calculated as a percentage of product sales.[3] Royalty Pharma's practice in purchasing royalty interests is to complete a thorough assessment of

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[3] For example, in a typical license agreement, the payment amount to be paid by the licensee is defined in a manner similar to the following:

> Payment Amount. [Licensee] shall pay [Licensor], on a country-by-country basis, a royalty of [x]% of Net Sales of all Licensed Products sold by [Licensee] and its sublicensees in the United States or in any other country where there exists a Valid Claim of a [Licensor] Patent. The term of such royalties shall continue with respect to any Licensed Product in any country for so long as there is a Valid Claim of a [Licensor] Patent existing in that country which the sale of Licensed Product in that country would infringe but for the license granted herein.

The term "Net Sales" is defined in a manner similar to the following:

the products that will generate the royalty receivables. In this regard, Royalty Pharma analyzes clinical data, consults leading clinicians using the product, evaluates the strength of the product marketers, and identifies current and pipeline competition. Royalty Pharma uses this assessment, as well as other relevant information, to evaluate the sales potential of the product and calculate the present value and future value of the product's royalty stream.

Royalty Pharma owns royalty interests tied to sales of products that are marketed by leading pharmaceutical and biotechnology companies. Royalty Pharma focuses on purchasing royalty interests connected to FDA-approved products and products used in critical care situations. As of March 31, 2010, Royalty Pharma's assets consisted primarily of royalty interests based upon the sales of 19 marketed biopharmaceutical products, two products under FDA review and/or in Phase III clinical trials, and two product candidates in early stage clinical development.

In 2009, the products to which Royalty Phama's royalty interests relate generated over $28.5 billion in worldwide sales. As of March 31, 2010, Royalty Pharma had approximately $6.0 billion in assets.[4] As of that date, royalty interests constituted approximately 79 percent of Royalty Pharma's total assets, including cash and Government securities.[5]

Royalty Pharma has not issued, and does not now issue or propose to issue redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates.

> Net Sales shall mean the gross invoiced sales price charged by [Licensee] or its sublicensees hereunder for all Licensed Products in arm's length sales to third parties, after deduction of the following items, to the extent that such items were incurred during such calendar quarter with respect to sales of Licensed Products hereunder regardless of the calendar quarter in which such sales were made, are included in the price charged, and do not exceed reasonable and customary amounts in the market in which such sale occurred: (a) trade and quantity discounts; (b) credits or allowances given or made for rejection or return of, and for uncollectible amounts on, previously sold Licensed Products or for retroactive price reductions; (c) any tax or government charge (other than an income tax) levied on the sale, transportation or delivery of a Licensed Product and borne by the seller thereof; and (d) any charges for freight or insurance in a CIF (cost, insurance, freight) sale.

[4] You state that the Company has valued its assets in accordance with Section 2(a)(41) of the 1940 Act.

[5] You state that this percentage is calculated on a consolidated basis. If the Subsidiary were analyzed separately, as of March 31, 2010, royalty interests constituted approximately 84 percent of the Subsidiary's total assets including cash. Other than royalty interests, the assets of the Subsidiary consist of an interest rate swap agreement and a currency swap agreement, both of which are used solely for hedging purposes, and cash. You state that the Subsidiary's cash is currently held in bank demand deposit accounts.

II. Analysis

A. *Section 3(c)(5)(A) Generally*

In general, any company that satisfies certain statutory criteria based on its asset composition or business activities is defined in the 1940 Act as an investment company and must register with the Commission and be regulated under the 1940 Act unless an exclusion or exemption is available to such company. Section 3(c)(5) of the 1940 Act excepts from the definition of "investment company," in relevant part:

> Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in ... (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services . . .

Section 3(c)(5)(A) was originally intended to exclude from the definition of "investment company" commercial finance businesses engaged in sales financing and factoring.[6] In considering issues arising under Section 3(c)(5)(A), we long held the view that the Section excluded only those companies engaged in "sales financing activity."[7] In *New England Education Loan Marketing Corp.*, SEC Staff No-Action Letter (May 22, 1998) ("*Nellie Mae*"), however, we noted that "[t]he term 'sales financing activity' . . . is not contained in Section 3(c)(5), and appears to be a term used by the staff to describe the requirement in Sections 3(c)(5)(A) and (B) that a note must relate to a sale of specified merchandise, insurance or services."[8] As discussed further below, we emphasized in *Nellie Mae* that the appropriate test is not whether a company is engaged in "sales financing," but whether there is a direct nexus between the obligation being purchased and the sale of specific merchandise or services. Therefore, a company not engaged in a traditional form of factoring or sales financing, but otherwise falling within the terms of Section 3(c)(5)(A), may be excluded from the definition of "investment company" by the Section.

B. *The "Primarily Engaged" Requirement*

Section 3(c)(5)(A) requires an issuer to be "primarily engaged" in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales

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[6] *See* S. Rep. No. 1775, 76th Cong., 3d Sess. 13 (1940); H.R. Rep. No. 2639, 76th Cong., 3d Sess. 12 (1940). Factoring is a type of financial service whereby a firm sells or transfers title to its accounts receivable to a factoring company, which then acts as principal in collecting the receivables. In a factoring arrangement, the transferor of the receivables receives a lump sum up-front payment, while the factoring company assumes the risk of underpayment and the benefits of full recovery.

[7] *See, e.g., Educational Loan Mktg. Assn., Inc.,* SEC Staff No-Action Letter (Feb. 4, 1986); *World Evangelical Dev., Ltd.,* SEC Staff No-Action Letter (Apr. 5, 1979).

[8] *Nellie Mae* at 10-11.

price of merchandise, insurance, and services. You note that we have provided no-action assurance under Section 3(c)(5)(A) where a company invested at least 55 percent of its assets in notes, open accounts receivable, or other obligations representing part or all of the sales price of merchandise.[9] You represent that royalty interests constitute approximately 79 percent of Royalty Pharma's total assets, including cash and Government securities, and that Royalty Pharma is primarily engaged in the business of purchasing royalty interests obligating others to pay royalties to the Company representing part of the sales price of specific biopharmaceutical products.

C. *Purchasing "Obligations Representing Part or All of the Sales Price of Merchandise"*

To qualify for the Section 3(c)(5)(A) exception, a company must be engaged primarily in the business of purchasing or otherwise acquiring "notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services . . .." As we stated in *Nellie Mae*, a note or other obligation must relate to the sale of *specific* merchandise, insurance or services to come within the meaning of Section 3(c)(5)(A).[10] As noted above, a royalty interest is the right to collect a stream of royalty payments, or royalty receivables. You represent that the royalty interests that Royalty Pharma owns entitle it to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products that use intellectual property covered by specific license agreements; each license agreement (i) permits the sale of specific biopharmaceutical products that use the patented intellectual property covered by the license, and (ii) obligates the licensee to pay royalties that represent a percentage of the sales price of products that use or contain intellectual property covered by the license agreement. You note that the products sold can be matched with a royalty interest arising from a specific license agreement with a specific licensor and licensee, and also can be matched to the specific amount of the licensee's royalty obligation. Thus, you argue that there is a direct nexus between the royalty interests and the sale of the specific biopharmaceutical products.

You contend that the similarity of royalty interest streams to accounts receivable-- one of the specified categories of obligations listed in the statute-- also makes clear that royalty interests constitute "obligations" within the meaning of Section 3(c)(5)(A). You note that an "account receivable" is an amount due on a completed sale of merchandise or services, and that arrangements to purchase accounts receivable typically contemplate the acquisition of both existing and future accounts receivable. You argue that Royalty Pharma's purchase of royalty interests entitles it to collect future royalty receivables calculated as a percentage of product sales, which is similar to a typical purchase of

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[9] *See B.C. Ziegler and Company*, SEC Staff No-Action Letter (Sep. 11, 1991), n. 3.

[10] *Nellie Mae* at 9-13.

accounts receivable. You also contend that royalty interests are analogous to franchise receivables that the Staff has considered to be "obligations" under Section 3(c)(5)(A).[11]

III. Conclusion

Based on the facts and representations provided in your letter, we would not recommend enforcement action to the Commission under Section 7 of the 1940 Act against Royalty Pharma if the Company operates in the manner described above without registering with the Commission as an investment company under the Act.[12] Our position is based particularly on your representations regarding the composition of the Company's assets and your further representations that: (i) the Company is primarily engaged in the business of purchasing royalty interests obligating others to pay royalties to the Company; (ii) the royalty interests that the Company owns entitle it to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products that use intellectual property covered by specific license agreements; and (iii) the Company has not issued, and does not now issue or propose to issue, redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.

Our response expresses our views on enforcement action only, and does not express any conclusions with respect to the interpretive or other legal issues presented. You should note that any different facts or representations may require different conclusions.

Kyle R. Ahlgren
Senior Counsel

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[11] *See Nellie Mae; Days Inn of America, Inc.*, SEC Staff No-Action Letter (Dec. 30, 1988); *Econo Lodges of America, Inc.*, SEC Staff No-Action Letter (Dec. 22, 1989).

[12] This letter confirms the position taken regarding Royalty Pharma under Section 7 of the 1940 Act that the Staff provided orally on July 6, 2010 to Susan I. Gault-Brown, Esq. of K&L Gates LLP, counsel to Royalty Pharma.

K&L | GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

August 13, 2010

By Hand and Email Delivery

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Royalty Pharma

Dear Mr. Scheidt:

We are writing on behalf of Royalty Pharma ("**Royalty Pharma**" or the "**Company**") to request your assurance that the staff of the Division of Investment Management (the "**Staff**") will not recommend enforcement action to the Securities and Exchange Commission (the "**Commission**" or "**SEC**") against Royalty Pharma under section 7 of the Investment Company Act of 1940, as amended, (the "**1940 Act**") if the Company operates in the manner described below without registration as an investment company under the 1940 Act.[1] Royalty Pharma should not be required to register as an investment company because the Company is primarily engaged in purchasing obligations representing part or all of the sales price of merchandise and therefore falls within the exception from the definition of investment company provided by Section 3(c)(5)(A) of the 1940 Act ("**Section 3(c)(5)(A)**"). More specifically and as discussed more fully below, Royalty Pharma satisfies the requirements of Section 3(c)(5)(A) because it is primarily engaged in the non-investment

[1] The Company currently operates through a parent-subsidiary structure as follows. Royalty Pharma, an Irish unit trust ("**Parent**") owns cash (held in bank deposit accounts) and 100% of the interests in Royalty Pharma Finance Trust, a Delaware statutory trust ("**Subsidiary**"). The Parent, from time to time, may invest its cash in Government securities, as defined in Section 2(a)(16) of the 1940 Act. The business activities described in this letter are carried out through the Subsidiary. It is possible that the Parent and the Subsidiary will merge into one entity in the future or otherwise may be restructured; however, it is not anticipated that any such restructuring would change the combined business activities or asset composition of the Company and therefore should not affect the ability of the Company to rely on the analysis provided in this letter. Because the current parent-subsidiary structure may change and because we do not think it is material to the analysis above, this letter describes the assets and activities of the Parent and the Subsidiary on a consolidated basis and references to "Royalty Pharma" or the "Company" are intended to refer to the Parent and Subsidiary as a combined entity.

company business of purchasing royalty interests obligating others to pay royalties to the Company representing part of the sales price of specific biopharmaceutical products.[2]

BACKGROUND

Royalty Pharma, a privately held company established in 1996, is in the business of purchasing royalty interests representing sales of biopharmaceutical products. A "**royalty interest**" is the right to collect a stream of royalty payments ("**royalty receivables**"). Royalty interests generally are created pursuant to a license agreement between a licensor and a licensee providing for the ongoing use by the licensee of an asset, such as, in the case here, patented intellectual property. Royalty Pharma purchases from intellectual property licensors the royalty interests that licensors own pursuant to their license agreements. Following a transfer of royalty interests to Royalty Pharma, licensees generally become obligated to make their royalty payments to Royalty Pharma rather than to the original licensor.

Royalty Pharma generally purchases royalty interests through one of the following three contracting methods:

(1) entering into a contract with a patent owner/licensor to purchase a patent or patents and the licensor's interests in the exclusive license agreement connected to those patents ("**Patent and Exclusive License Purchase Agreement**");

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2 In addition to the Section 3(c)(5)(A) analysis provided in this letter, we also think that Royalty Pharma is not an investment company under Section 3(a)(1) of the 1940 Act. The Company does not hold itself out as, and is not perceived by investors or the marketplace to be, engaged in the business of investing, reinvesting, or trading in securities. *See SEC v. National Presto*, 486 F.3d 305 (7th Cir. 2007) (articulating the importance of the reasonable perceptions of a company's business by investors and the securities markets in determining whether a company should be regulated as an investment company under the Act). Furthermore, royalty interests (as described below) held by the Company merely represent contractual rights and do not have characteristics commonly associated with "securities." Specifically, royalty interests do not represent any equity or ownership interest in any entity; do not represent the profits, operating results or revenues of any entity; do not have any dividend or voting rights; are not transferable except with the consent of the licensor and, in some cases, the licensee; are not listed on a stock exchange and do not trade in any securities market; are not represented by any form of certificate or similar instrument; do not guarantee any minimum payment, do not bear interest and are not an evidence of indebtedness; and are not generally perceived as "securities" in the marketplace. Instead, royalty interests are privately negotiated commercial arrangements involving assignment of licensing fees together with, in some cases, assignment of patents. Nevertheless, because we think that Royalty Pharma falls within the exception from the definition of investment company provided by Section 3(c)(5)(A), we are not asking for and do not seek a response from the Staff regarding the "investment company" status of Royalty Pharma under Section 3(a)(1) or the "security" status of Royalty Pharma's assets under Section 2(a)(36) or Section 3(a) of the Act. For the avoidance of doubt, we point out that by filing this no-action letter on the basis of Section 3(c)(5)(A), Royalty Pharma is not admitting that it is otherwise an investment company under the 1940 Act or that the royalty interests it holds are "securities" under the federal securities laws.

(2) entering into a contract with a licensor to purchase the licensor's interests in an exclusive license agreement connected to patents without purchasing the underlying patents ("**Exclusive License Purchase Agreement**"); or

(3) entering into a contract with a licensor to purchase royalties owed by the licensee under an exclusive license agreement without actually purchasing interests in the license agreement or any underlying patents ("**Royalty Payment Conveyance Agreement**").

Generally, Royalty Pharma's purchase of a licensor's interests in an exclusive license agreement (whether with or without the patent) by means of a Patent and Exclusive License Purchase Agreement or Exclusive License Purchase Agreement requires an assignment by the licensor of its economic rights under the license agreement, or of the license agreement itself, to Royalty Pharma. Upon such a transfer (whether with or without the patent), the licensee becomes obligated to remit royalties to Royalty Pharma, either directly or less commonly, indirectly through the original licensor. When Royalty Pharma instead purchases royalty interests by entering into a Royalty Payment Conveyance Agreement, the licensee remains obligated to remit royalties due under the license agreement and may remit them directly to Royalty Pharma or may continue to remit them to the licensor which in turn remits all or a portion of such royalties to Royalty Pharma.

Royalty receivables are calculated as a percentage of product sales.[3] Royalty

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3 For example, in a typical license agreement, the payment amount to be paid by the licensee is defined in a manner similar to the following:

> Payment Amount. [Licensee] shall pay [Licensor], on a country-by-country basis, a royalty of [x]% of Net Sales of all Licensed Products sold by [Licensee] and its sublicensees in the United States or in any other country where there exists a Valid Claim of a [Licensor] Patent. The term of such royalties shall continue with respect to any Licensed Product in any country for so long as there is a Valid Claim of a [Licensor] Patent existing in that country which the sale of Licensed Product in that country would infringe but for the license granted herein.

The term "Net Sales" is defined in a manner similar to the following:

> Net Sales shall mean the gross invoiced sales price charged by [Licensee] or its sublicensees hereunder for all Licensed Products in arm's length sales to third parties, after deduction of the following items, to the extent that such items were incurred during such calendar quarter with respect to sales of Licensed Products hereunder regardless of the calendar quarter in which such sales were made, are included in the price charged, and do not exceed reasonable and customary amounts in the market in which such sale occurred: (a) trade and quantity discounts; (b) credits or allowances given or made for rejection or return of, and for uncollectible amounts on, previously sold Licensed Products or for retroactive price reductions; (c) any tax or government charge (other than an income tax) levied on the sale, transportation or delivery of a Licensed Product and borne by the seller thereof; and (d) any charges for freight or insurance in a CIF (cost, insurance, freight) sale.

Pharma's practice in purchasing royalty interests is to complete a thorough assessment of the products that will generate the royalty receivables. In this regard, Royalty Pharma analyzes clinical data, consults leading clinicians using the product, evaluates the strength of the product marketers, and identifies current and pipeline competition. Royalty Pharma uses this assessment, as well as other relevant information, to evaluate the sales potential of the product and calculate the present value and future value of the product's royalty stream.

Royalty Pharma owns royalty interests tied to sales of products that are marketed by leading pharmaceutical and biotechnology companies. Royalty Pharma focuses on purchasing royalty interests connected to FDA-approved products and products used in critical care situations. As of March 31, 2010, Royalty Pharma's assets consisted primarily of royalty interests based upon the sales of 19 marketed biopharmaceutical products, two products under FDA review and/or in Phase III clinical trials, and two product candidates in early stage clinical development.

In 2009, the products to which Royalty Phama's royalty interests relate generated over $28.5 billion in worldwide sales. As of March 31, 2010, Royalty Pharma had approximately $6.0 billion in assets.[4] As of that date, royalty interests constituted approximately 79 percent of Royalty Pharma's total assets, including cash and Government securities.[5]

Royalty Pharma has not issued, and does not now issue or propose to issue redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates.

ANALYSIS

Section 3(c)(5) of the 1940 Act excepts from the definition of investment company, in relevant part:

> Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) purchasing or otherwise acquiring notes, drafts,

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4 Royalty Pharma has valued its assets in accordance with Section 2(a)(41) of the 1940 Act.

5 This percentage is calculated on a consolidated basis. If the Subsidiary were analyzed separately, as of March 31, 2010, royalty interests constituted approximately 84 percent of the Subsidiary's total assets, including cash. Other than royalty interests, the assets of the Subsidiary consist of an interest rate swap agreement and a currency swap agreement, both of which are used solely for hedging purposes, and cash. The Subsidiary's cash currently is held in bank demand deposit accounts.

> acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services.

As discussed below, Royalty Pharma meets the requirements of Section 3(c)(5)(A) both under the language of the statute and under the staff's previous interpretive and no-action positions. Royalty Pharma meets the requirements of Section 3(c)(5)(A) because it is (1) primarily engaged (2) in purchasing obligations (3) representing part or all of the sales price of the merchandise.

1. Primarily Engaged

Section 3(c)(5)(A) requires an issuer to be "primarily engaged" in purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of "merchandise, insurance, and services." Generally, the Staff has required the issuer to establish that at least 55 percent of the issuer's assets are invested in eligible loans and receivables.[6] Royalty Pharma satisfies the "primarily engaged" requirement because royalty interests make up well over 55 percent of Royalty Pharma's assets.

2. Purchasing Obligations

A Section 3(c)(5)(A) issuer must be engaged in the business of purchasing or otherwise acquiring "notes, drafts, acceptances, open accounts receivable, and other obligations." When Royalty Pharma purchases a royalty interest, it purchases an "obligation," as that term is commonly understood and as it is used in Section 3(c)(5)(A).

The Merriam-Webster's Online Dictionary defines an "obligation" as "something (as a formal contract, a promise, or the demands of conscience or custom) that obligates one to a course of action," or as a "commitment (as by a government) to pay a particular sum of money."[7] The royalty interests purchased by Royalty Pharma fall squarely within these definitions – a royalty interest represents the obligation under a license agreement of a licensee to pay royalties representing part of the sales price of products that use or contain intellectual property covered by the license agreement.[8]

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6 *See, e.g., B.C. Ziegler and Company*, SEC No-Action Letter (pub. avail. Sept. 11, 1991) (noting that "[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable, or other obligations representing part or all of the sales price of merchandise"); *Econo Lodges of America, Inc.*, SEC No-Action Letter (pub. avail. Dec. 22, 1989) ("**Econo Lodges**").

7 *See* <http://www.merriam-webster.com/dictionary/obligation>.

8 There is no indication that Congress sought to limit the types of obligations an issuer relying on Section 3(c)(5)(A) could acquire or purchase. The plain language of Section 3(c)(5)(A) specifically includes the catch-all term "other obligations" in addition to the list of specific obligations (notes, drafts, acceptances,

The similarity of royalty interests to accounts receivable -- one of the specified categories of obligations listed in the statute -- also makes clear that royalty interests constitute "obligations" within the meaning of Section 3(c)(5)(A). An "account receivable" is an amount due on a completed sale of merchandise or services. Arrangements to purchase accounts receivable typically contemplate the acquisition of both existing and future accounts receivable. For example, sample factoring contracts for the acquisition of accounts receivable show that a factor typically acquires from a merchant the right to receive "all accounts receivable now or hereafter created by [sales of merchandise]," and that, for its services, the factor receives a commission based on the merchant's net sales on a monthly basis.[9] Royalty Pharma's purchase of royalty interests entitles it to collect future royalty receivables calculated as a percentage of product sales. As indicated, the similarity of royalty interests to accounts receivable demonstrates that royalty interests constitute "obligations" within the meaning of Section 3(c)(5)(A). Royalty receivables are also analogous to loans and franchise receivables that are considered "obligations" under Section 3(c)(5)(A).[10]

3. Representing Part or All of the Sales Price of Merchandise

To fall within the Section 3(c)(5)(A) exception, the purchased obligations must represent "part or all of the sales price of merchandise." Because the royalty interests that Royalty Pharma owns entitle it to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products covered by specific license agreements, the royalty interests represent part or all of the sales price of merchandise for purposes of Section 3(c)(5)(A). Importantly, as discussed below, there is a direct nexus between Royalty

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and open accounts receivable). None of the Staff's previous Section 3(c)(5)(A) no-action letters has conditioned the ability to rely on Section 3(c)(5)(A) on the type of obligations the issuer purchases or acquires. *See, e.g., Days Inn of America, Inc.*, SEC No-Action (pub. avail. Dec. 30, 1988) ("**Days Inn**") and *Econo Lodges* (permitting issuers that purchased franchise fee receivables to rely on Section 3(c)(5)(A)). The Staff has conditioned reliance on Section 3(c)(5)(A) not on the nature of the obligations but rather on the strength of the connection between the obligations held by the issuer and the subject merchandise, services, or insurance.

9 *See* Owen T. Jones, "Factoring," Harvard Business Review, Vol. XIV, No. 2, pp. 186-199, at 198 (Winter 1936) (providing what would have been considered a standard form of a factoring contract in 1936, a few years before passage of the 1940 Act). The acquisition of accounts receivable by factors is a particularly relevant example because, when the 1940 Act was drafted, factors, along with finance companies and credit insurance companies, were among the principal types of businesses that purchased or acquired notes, drafts, acceptances, and open accounts receivable representing part or all of the sales price of merchandise, insurance, and services. *See* "Factoring," at 195-196. It appears that current factoring agreements include the same, or similar, terms as the sample factoring agreement from 1936. *See, e.g.,* Sample 2002 Factoring Agreement between Century Business Credit Corporation and BAM! Entertainment, Inc. at <http://contracts.onecle.com/bam/cbcc.factor.2002.02.25.shtml>. Century Business Credit Corporation is now Wells Fargo Century.

10 *See New England Education Loan Marketing Corp.*, SEC No-Action Letter (pub. avail. May 22, 1998) ("**Nellie Mae**"); *Days Inn*, and *Econo Lodges*.

Pharma's royalty interests and the sales price of the specific biopharmaceutical products being sold.

The Staff has indicated that the single most important factor in determining whether an issuer may rely on Section 3(c)(5)(A) is the strength of the connection between the obligations held by the issuer and the specific merchandise, insurance, or services.[11] For example, in *New England Education Loan Marketing Corp.* ("**Nellie Mae**"),[12] the issuer was in the business of originating and purchasing federal student loans. Each student loan related to an educational institution's sale of educational services to a particular student and was made to the student in an amount limited by the student's unmet financial need in paying for educational services. The amount of a loan therefore was less than or equal to the sales price of educational services. In return for the ability to pay for the educational services it was receiving, a student agreed to repay the student loan as reflected in a related note. Analyzing the connection between the notes and the sale of specific educational services, the Staff concluded that the requested no-action relief would be granted because the "student loans underlying the notes relate to the sale of the specific educational services."[13]

In separate no-action letters issued to *Econo Lodges of America, Inc.* ("**Econo Lodges**") and *Days Inn of America, Inc.* ("**Days Inn**"),[14] indirect wholly owned subsidiaries of the parent hotel companies acquired franchise fee receivables from an affiliate. Franchisees had agreed to pay the franchise fees in return for a package of franchise services, including the right to use the hotels' trademarks. The franchise fees were initial fees payable upon execution of franchise fee agreements and monthly fees payable after a franchised unit was opened for business. The *Econo Lodges* and *Days Inn* no-action letters were premised on the notion that the franchise fee receivables were "obligations" representing part of the

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11 *See Nellie Mae*, *supra* at note 10. *Nellie Mae* makes clear that to fall within the exemption provided by section 3(c)(5)(A), it is the direct nexus between a note or other obligation and the sale of specific merchandise, insurance, or services that is required, not the existence of so-called "sales financing." Specifically, the Staff stated in *Nellie Mae* that "[t]he term 'sales financing activity' ... is not contained in Section 3(c)(5), and appears to be a term used by the staff to describe the requirement in Sections 3(c)(5)(A) and (B) that a note must relate to a sale of specified merchandise, insurance or services." The Staff's pronouncement in *Nellie Mae* superseded its apparent previous position that Section 3(c)(5)(A) was limited to arrangements involving sales financing. Several early Section 3(c)(5)(A) no-action letters had focused on the concept of "sales financing" as integral to a company's reliance on Section 3(c)(5)(A). For example, in both *Raymond James and Assoc., Inc.*, SEC No-Action Letter (pub. avail. July 14, 1988) ("**Raymond James**") and *World Evangelical Development, Ltd.*, SEC No-Action Letter (pub. avail. Apr. 5, 1979), the Staff did not grant no-action relief, stating as one reason that the sales financing "requirement" was not satisfied. In *Nellie Mae*, the Staff expressly rejected the position that a issuer had to be engaged in "sales financing" to rely on Section 3(c)(5)(A).

12 *See Nellie Mae*, *supra* at note 10.

13 *Nellie Mae*, *supra* at note 10.

14 *Days Inn*, *supra* at note 8, and *Econo Lodges*, *supra* at note 6.

sales price of services within the meaning of Section 3(c)(5)(A). The franchise fee receivables in *Econo Lodges* and *Days Inn* are analogous to the royalty receivables at issue here. The franchise fee receivables were obligations representing the sales price of services under the franchise agreements just as the royalty receivables here are obligations representing the sales price of merchandise under the license agreements. The franchise fees in *Econo Lodges* and *Days Inn* and the royalty receivables here all arise in the ordinary course of business and represent payment of the sales price of services or merchandise (as the case may be) for purposes of Section 3(c)(5)(A).

As in *Nellie Mae, Econo Lodges* and *Days Inn*, Royalty Pharma satisfies the direct nexus requirement because there is a direct link between each of its royalty interests (and royalty receivables owed thereunder) and sales from specific biopharmaceutical products. As described above, Royalty Pharma is in the business of purchasing royalty interests that are created pursuant to license agreements. Each license agreement permits the sale of specific biopharmaceutical products that use the patented intellectual property covered by the license. In return for the license to sell the products specified by the license agreement, a licensee agrees to pay royalties to the licensor (or royalty interest holder) that represent a percentage of the sales price of the specific products. The specific products sold can be matched with a specific royalty interest arising from a specific license agreement with a specific licensor and licensee, and with the specific amount of the licensee's royalty obligation. Thus, there is a direct nexus between the royalty interests and the sale of the specific biopharmaceutical products.

In contrast to *Nellie Mae, Econo Lodges* and *Days Inn*, the Staff has declined to allow a company to rely on Section 3(c)(5)(A) when the connection between the obligation and the merchandise being sold was too remote.[15] In *Raymond James and Assoc., Inc.* ("**Raymond James**"), a pre-*Nellie Mae* letter, equipment owners leased equipment to third parties. After expiration of the leases, the equipment owners could sell the equipment to the lessees or to other purchasers. Raymond James proposed to establish a partnership to purchase rights that would require the equipment owners, upon sale of the equipment, to remit to the partnership a specified percentage of the sales proceeds in excess of a predetermined price. The agreement between the partnership and the equipment owner related to a sales agreement to be entered into at some unspecified point in the future with a purchaser who was not known at that time. The duty on the part of the equipment owners to pay part of the sales price of the equipment to the partnership related to a future sales agreement, but the obligation to make such payments did not arise from the sales agreement itself. Indeed, sales agreements relating to sales of the equipment did not exist at the time the agreement between the partnership and the equipment owners was made. The agreement of the equipment owner to remit part of the eventual sales price of the equipment to the partnership did not give rise to or otherwise facilitate the eventual sale of the specific equipment sold. The sale of the

15 *See, e.g., Raymond James, supra* at note 11.

equipment and the payment by the ultimate purchaser extinguished the payment obligation under the agreement. Based on these facts, the Staff determined that the relationship between the obligation to make payments to the partnership and the sale of the equipment was too remote for purposes of Section 3(c)(5)(A).

Unlike *Raymond James*, the license agreements under which the royalty interests arise are entered into by two existing, and known parties – the licensor and the licensee. Therefore, when Royalty Pharma purchases royalty interests under a license agreement, it receives the right to collect royalty payments from a particular licensee that arise from and are based on actual sales of the specific products covered by an existing license agreement.[16] In addition, a licensee's obligation to pay royalties (directly or indirectly) to Royalty Pharma applies to all sales of the specific products covered by the relevant license agreement until the patent related to those products (and the related license agreement) expires. In contrast, in *Raymond James*, upon purchase of the equipment by the buyer, the partnership received its payment and the equipment owners' payment obligation was extinguished. Further, in *Raymond James*, "no financing instrument will be created 'representing part or all of the sales price of the equipment.'"[17] In contrast, here, the licensing agreements from which royalty interests arise in effect involve financing arrangements inasmuch as the license fees are paid for through part of the sales price of the products. Royalty Pharma becomes a part of this process in that it purchases royalty interests, effectively stepping into the shoes of licensors and allowing them to monetize future cash flows.[18] For these reasons, the connection between the Raymond James partnership's right to collect a future sales payment and the obligation of an unknown future equipment buyer is significantly weaker than the connection between the royalty interests held by Royalty Pharma and the obligations of licensees to make royalty payments.

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16 We also note that in *Raymond James*, the partnership was not a party to the sales agreement, did not have any rights under it, and had no relationship with the equipment buyers. In contrast, in many of Royalty Pharma's transactions, Royalty Pharma purchases an interest in a license agreement and becomes an assignee of the licensor. As such, Royalty Pharma has rights against the licensee under the license agreement. When Royalty Pharma instead purchases royalty interests under a license agreement pursuant to a Royalty Payment Conveyance Agreement, its rights against a licensee are enforceable indirectly pursuant to its ability to compel the licensor to enforce the licensor's rights under the license agreement. We do not think this intermediate step lessens the strength of the connection between the obligation and the sale of merchandise, particularly as compared to the connection that was found lacking in *Raymond James*.

17 *Raymond James*.

18 In this sense Royalty Pharma is in a similar position to Days Inns Receivables Funding Corporation in *Days Inn*, by allowing the licensors to capitalize future cash flows.

CONCLUSION

For the reasons discussed above, Royalty Pharma should not be required to register as an investment company, because the Company is primarily engaged in purchasing obligations representing part or all of the sales price of specific merchandise and therefore falls within the exception from the definition of investment company provided by Section 3(c)(5)(A). We therefore request the Staff's assurance that it will not recommend the Commission take enforcement action under Section 7 of the 1940 Act against Royalty Pharma if it operates in the manner described above without registration as an investment company.[19]

Please call Robert Rosenblum at (202) 778-9464 or Susan Gault-Brown at (202) 778-9083 if you have any questions regarding the relief requested herein. We look forward to hearing from you or from a member of the Staff.

Sincerely,

Rob Rosenblum (SGB)

Robert H. Rosenblum

S I Gault-Brown

Susan I. Gault-Brown

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[19] Under the Company's current structure as described *supra* in note 1, the requested no-action position would apply to the Subsidiary. However, because the Company may restructure in the future, we request that the requested no-action position extend to any successor issuer or affiliate of the Subsidiary operated in the same manner described in this letter.